Amur Advisors LLC

(a wholly owned subsidiary of Amur Capital Group LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Amur Advisors LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Lexington Avenue, Suite 1101
(No. and Street)

White Plains   NY   10601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co., CPAs, P.C.
(Name - if individual, state last, first, middle name)

488 Madison Avenue, 21st Floor   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[]   A copy of the SIPC Supplemental Report.
[]   A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Amur Advisors LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me



DAVID R. HUNT
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50076240
My Commission Expires 2/6/2023

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)
Index
December 31, 2018



GRASSI & CO.

Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Amur Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Amur Advisors LLC ("the Company") as of December 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Amur Advisors LLC as of December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2017.

New York, New York
February 12, 2019

1

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: Park Ridge, NJ
New York, NY   White Plains, NY
Jericho, NY   Ronkonkoma, NY

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	31,821
Other assets		7,299
Total assets	$	39,120
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	19,438
Member's equity		19,682
Total liabilities and member's equity	$	39,120

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

   Amur Advisors LLC (the "Company"), a wholly owned subsidiary of Amur Capital Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on April 4, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

   The Company acts primarily as a broker or dealer providing investment advisory services and acts as a placement agent.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   This financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash

   All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes

   The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. During the year ended December 31, 2018, the Company only conducted business in New York State and had no income from other jurisdictions that would impose tax on it. The Company has no uncertain tax positions. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

3. **Transactions with Related Parties**

   The Company maintains an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company office support, administrative support, compensation and benefits and occupancy. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

   The terms of any arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Notes to Statement of Financial Condition
December 31, 2018

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $12,383 which exceeded the required net capital by $7,383.

The Company does not hold customers' cash or securities and, therefore, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

5.   **Concentration**

Substantially all of the cash assets of the Company are held by one bank.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018. The Parent made a $50,000 capital contribution to the Company on January 7, 2019.